Exhibit 17

July 1, 2023

RE: Resignation from Electromedical Technologies, Inc.

To the Board of Directors:

Please accept this letter as formal notice as my resignation as a director of Electromedical Technologies, Inc. effective July 1, 2023.

I have reviewed the draft disclosures that the Company intends to make on Form 8-K pertainingto my resignation as it relates to Item 502 and I agree with them.

Regards,

Robert Hymers